Exhibit 99.4

TELUS CORPORATION

(“TELUS”)

EFFECTIVE DATE OF ARRANGEMENT

RE:

Plan of Arrangement (the “Plan of Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) attached as Appendix D to the information circular of TELUS dated August 30, 2012 with respect to an arrangement (the “Arrangement”) involving TELUS and its Non-Voting Shareholders

TELUS hereby fixes and specifies that the Effective Date (as defined in the Plan of Arrangement) shall be February 4, 2013 and that the Arrangement shall be effective at 12:01 a.m. (PDT) on February 4, 2013.

DATED this 29th day of January, 2013

TELUS CORPORATION

Per:	“Monique Mercier”
Monique Mercier
Senior Vice President, Chief Legal Officer
& Corporate Secretary